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                                 EXHIBIT 99.6

FOR IMMEDIATE RELEASE                                           David Van Houten
                                                                  (310) 314-3024


        TRIMARK ANNOUNCES NEW CFO AND POSTS TWO KEY EXECUTIVE POSITIONS

SANTA MONICA, CA (August 25, 1998) - Trimark Holdings, Inc. (TMRK-NASDAQ/NNM) announced today the appointment of Jeff Gonzalez as the Company's Chief Financial Officer and the promotion of two Trimark Pictures international sales executives, Sergei Yershov and Shebnem Askin. The announcement was made by Trimark Chairman and CEO Mark Amin.

     Mr Gonzalez will be replacing Jim Keegan who has left the Company to pursue other business ventures. He comes to Trimark Pictures from Morgan Creek. At this company, Mr. Gonzalez served four years as financial controller.

     Prior to joining Morgan Creek, Gonzalez was senior auditor for PricewaterhouseCoopers LLP's entertainment division.

     "Mr. Gonzalez is a most impressive addition to our company," noted Amin. "We expect great things from him."

     Gonzalez is a certifies public accountant and is a graduate of UCLA with a degree in Economics.

     Trimark Pictures has also promoted Sergei Yershov to Senior Vice President of International Sales and Shebnem Askin to Vice President of International Co-productions and Sales.

     Mr. Yershov will now head up the Company's foreign distribution ventures and continue to work with Andy Reimer, Senior Vice President of worldwide television.

     Mr. Yershov assumes his new position after serving four years as Trimark's Vice President of International Sales, where he was responsible for the sale of the Company's mainstream product.

     Prior to joining Trimark, Mr. Yershov worked at Westside Studios, where he began as an intern and ultimately moved up to head of foreign sales.
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Index to Exhibits (Continued)

     Ms. Askin will now dedicate her attention to the acquisition and distribution of specialized films in addition to her current responsibilities of overseeing and managing the co-productions division. She will report to Yershov.

     Before joining Trimark, Askin served as President of Sales and Acquisitions at Seventh Dimension. In this role she was responsible for overseeing all the domestic and international distribution of all productions as well as acquiring all product for international distribution. Ms. Askin also negotiated pre-sales and co-production deals with France, Spain and Mexico for Alfonso Arau (Like Water for Chocolate, A Walk in the Clouds, Zapata).

     Ms. Askin started her career as co-owner of a distribution company is Istanbul where she acquired and distributed many art house films including, The Sheltering, The Player, Shadowlands, The Piano and Pulp Fiction.

     Trimark Holdings is a broad-based entertainment company that acquires, produces and distributes motion pictures domestically and internationally under the Trimark Pictures banner; licenses to the broadcast industry under the Trimark Television moniker; and distributes to the domestic home-video market under the Trimark Home Video label.

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